CONSENT OF STEPHEN HODGSON

To:	United States Securities and Exchange
Commission

Re:	Northern Dynasty Minerals Ltd. (the “Company”)
Annual Report on Form 40-F
Consent of Expert

This consent is provided in connection with the Company’s annual report on Form 40-F for the year ended December 31, 2016 to be filed by the Company with the United States Securities and Exchange Commission (the “SEC”) and any amendments thereto (the “Annual Report”). The Annual Report incorporates by reference, among other things, the Company’s Annual Information Form for the year ended December 31, 2016 (the “AIF”), and the Company’s Management Discussion and Analysis for the year ended December 31, 2016 (the “MD&A”).

I hereby consent to the use of my name in connection with reference to my involvement in the preparation of the AIF and MD&A, as incorporated by reference into the Annual Report and the Company’s registration statement on Form F-3, as amended (SEC File No. 333-209921).

Dated the 30th day of March, 2017.

Yours truly,

/Stephen Hodgson/

Stephen Hodgson, PEng.
Vice President, Engineering
Northern Dynasty Minerals Ltd.